

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

<u>Via E-mail</u>
Ms. Anna Gluskin
Chief Executive Officer
Eastgate Acquisitions Corporation
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

> **Re:** **Eastgate Acquisitions Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 5, 2013**
> **File No. 333-185050**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-52886**

Dear Ms. Gluskin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Relationships and Related Party Transactions, page 40

1.   Please reconcile the disclosure of the $615,275 related party notes payable as of June 30, 2013. The individual break down of these notes does not reconcile with the total of the notes payable. In addition, it appears the amount of principal or interest owed to Williams Investment Company is incorrect, as the amount of interest is greater than the principal. Please advise or revise.

Stock Ownership of Certain Beneficial Owners and Management, page 42

2.   Please add your response to comment seven in our letter dated August 8, 2013 in this section. In addition, please clarify whether Ms. Gluskin has any affiliation, direct or indirect, with TGT Investment Management Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

3.   Where applicable, please amend the Form 10-K for the fiscal year ended December 31, 2012 to conform to the disclosure in the Form S-1, as revised pursuant to our prior comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director